Select Strategic Growth

5 . ACQUISITION

Effective on the close of business on June 14, 2002, the Fund acquired substantially all the assets and assumed certain liabilities of Evergreen Secular Growth Fund in an exchange of shares. The net assets were exchanged through a tax-free exchange for 10,239,512 Class I shares and 49,579 Class IS shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized depreciation of $10,580,283. The aggregate net assets of the Fund and Evergreen Secular Growth Fund immediately prior to the acquisition were $705,837,827 and $232,808,785, respectively. The aggregate net assets of the Fund immediately after the acquisition were $938,646,612.